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SEC 18007277

SEC Mail Processing Section
MAY 29 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2017 (MM/DD/YY) AND ENDING 3/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~01837 SW. PALATINE ROAD~~
(No. and Street)

PORTLAND OREGON 97219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD B. HAESSLER 503/699-0618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW. 116th AVENUE SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, EDWARD B. HAESSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. BARNES & COMPANY dba: PACIFIC INVESTMENT SECURITIES CORP., as of MARCH 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL STAMP
TYDVIL P. GERY
NOTARY PUBLIC - OREGON
COMMISSION NO. 967208
MY COMMISSION EXPIRES SEPTEMBER 27, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.

Annual Audited Report

For The Year Ended March 31, 2018

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

Number and Street	City	State	Zip Code
15405 SW 116th AVENUE, SUITE 112 [71]	KING CITY, [72]	OR [73]	97224 [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Opinion of the Financial Statements

I have audited the accompanying statement of financial condition of E. Barnes & Company dba: Pacific Investment Securities Corp. (the Company) as of March 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. Barnes & Company dba: Pacific Investment Securities Corp. as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Supplementary Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of E. Barnes & Company dba: Pacific Investment Securities Corp.'s management. The supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the informataion presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental schedule of computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager CPA P.C

Duane Liebswager, C.P.A., PC
Certified Public Accountant

I have served as the Company's auditor since 2009.

Portland, Oregon

May 14, 2018

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION

	AS OF MARCH 31, 2018
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$14,078
Accounts receivable	1,163
Total current assets	15,241
EQUIPMENT – net of accumulated depreciation of $7,747 respectively	0
Total Assets	$15,241
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 225
Total current liabilities	225
STOCKHOLDER'S EQUITY	
Common stock; $.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1
Preferred stock; $.10 par value: 25,000 shares authorized, 0 shares issued and outstanding	0
Additional paid in capital	7,499
Retained earnings	7,516
Total stockholder's equity	15,016
Total Liabilities and Stockholder's Equity	$15,241

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF INCOME

	FOR THE YEAR ENDED MARCH 31, 2018
REVENUE	
Commissions earned and trading profit	$65,277
Sale of investment company shares	11,696
Interest	12
Total revenue	76,985
OPERATING EXPENSES	
Clearing costs	18,992
Commissions expense	6,946
Officers salary	6,000
Rent and parking	8,674
Regulatory fees	5,469
Taxes and licenses	559
Office supplies, printing and postage	4,330
Telephone	4,861
Professional services	12,394
Insurance	3,695
Advertising and promotion	3,993
Total operating expenses	75,913
Income from operations	1,072
Income tax expense	(150)
Net income	$ 922

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2017	$ 1	$ 7,499	$ 6,594	$14,094
Net income for year ended March 31, 2018			922	922
Balance at March 31, 2018	$ 1	$ 7,499	$ 7,516	$15,016

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENT OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31, 2018
Increase (Decrease) in Cash and Cash Equivalents	
Cash Flows From Operating Activities:	
Commissions received	$65,834
Interest income	12
Income taxes paid	(150)
Cash paid to suppliers and employees	(64,548)
Net cash provided by operating activities	1,148
Net increase in cash and cash equivalents	1,148
Cash and cash equivalents at beginning of year	12,930
Cash and cash equivalents at end of year	$14,078

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 922
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	641
(Decrease) in accounts payable and accruals	(415)
Total adjustments	226
Net cash provided by operating activities	$ 1,148

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountant's audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2018

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through May 14, 2018, the date on which the financial statements were available to be issued.

E. Barnes & Company, an Oregon securities brokerage firm with offices in Portland, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2ii, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis as there is not a material difference between the trade date.

B. Receivables

Receivables consist of commissions receivable from broker or dealers which is considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2018

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2018, the Company had net capital and net capital requirements of $15,016 and $5,000. The Company's net capital ratio was .01 to 1 for that year.

3. RENT

The Company operates its office from the corporate owner's house as of October 1, 2015. Total rent paid for the year ended March 31, 2018 was $8,674 for The Company's alternative office location.

4. INCOME TAXES

The Company at March 31, 2018 has a Federal tax loss of $3,612 and a state tax loss carryforward of $14,697 starting to expire in fiscal year 2022. The deferred tax benefit from these carryforwards has been recognized as an asset in these financial statements, but management has provided a 100% valuation allowance against this asset, due to the uncertainty of its future use.

The provision for income taxes consist of the following:

	2018
Current taxes:	
Federal	$ 0
State	150
	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2014, generally for three years after they were filed.

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with ASC 720. Advertising costs expensed for the year ended March 31, 2018, were $3,993.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended March 31, 2018

	2018
Stockholders' equity from statement of financial condition	$15,016
Deductions and/or charges	
Non-allowable assets:	
Tax refund	0
Net Capital	$15,016
Computation of net capital requirement	
Minimum net capital required	$ 15
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$10,016
Net capital less greater of 10% AI or 120% of minimum capital	$ 9,016
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$ 225
Total aggregate indebtedness	$ 225
Ratio: Aggregate indebtedness to net capital	.01 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended March 31, 2018

	2018
NET CAPITAL	
Net capital as of March 31, per unaudited report filed by respondent	$18,708
Adjustments:	
Bank adjustments	3,692
Net capital at March 31, as adjusted	$15,016
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$ 225
Rounding	0
Total aggregate indebtedness as of March 31, as adjusted	$ 225

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of E. Barnes & Company
dba: Pacific Investment Securities Corp.

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) E. Barnes & Company dba: Pacific Investment Securities Corp. identified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) E. Barnes & Company dba: Pacific Investment Securities Corp. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. E. Barnes & Company dba: Pacific Investment Securities Corp.'s management is responsible for compliance with the exemption provisions and it's statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker Dealer's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Portland Oregon

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC

May 14, 2018

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

EXEMPTION REPORT

SEC Rule 15c3-3

Fiscal year April 1, 2017-March 31, 2018

E. Barnes & Co. dba Pacific Investment Securities Corp. during the fiscal year ending, March 31, 2018, claimed an exemption to SEC Rule 15c3-3. E. Barnes & Co. dba Pacific Investment Securities Corp. met the following criteria, without exception, for the entire fiscal year starting April 1, 2017 and ending March 31, 2018 under section (k)(2)(ii) of the Rule:

> E. Barnes & Co. dba Pacific Investment Securities Corp. is not a carrying firm. E. Barnes & Co. dba Pacific Investment Securities Corp. carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through INTL FCStone Financial Inc.

I certify the above statement is true and accurate to best of my knowledge.

Edward B Haessler
President

Member FINRA, SIPC & MSRB